SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees' Savings Plan, 355 Tetuan Street, Old San Juan, P.O. Box 363187, San Juan, Puerto Rico 00936-3187

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA



                         THE PROCTER & GAMBLE COMMERCIAL
                         COMPANY EMPLOYEES' SAVINGS PLAN

                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                    DECEMBER 31, 1998 AND 1997, SUPPLEMENTAL
                 SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1998
                        AND INDEPENDENT AUDITORS' REPORT



THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                     Page

Independent Auditors' Report                                           1

Financial Statements:

  Statements of Net Assets Available for Benefits
    as of December 31, 1998 and 1997                                   2

  Statements of Changes in Net Assets Available for Benefits
    for the Years Ended December 31, 1998 and 1997                     3

  Notes to Financial Statements                                       4-7

Supplemental Schedules:

  Schedule I - Item 27a - Assets Held for Investment as of
    December 31, 1998                                                  8

  Schedule II - Item 27d - Reportable Transactions for the
    Year Ended December 31, 1998                                       9



INDEPENDENT AUDITORS' REPORT

To the Participants and Retirement Committee of
The Procter & Gamble Commercial Company
Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees' Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1998 and (2) reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/S/DELOITTE & TOUCHE LLP
--------------------------
Deloitte & Touche LLP
San Juan, Puerto Rico
June 23, 1999



THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
                                                               1998           1997
INVESTMENTS:
 Commingled trust investments at fair value
  (Notes 1, 2 and 3):
   Fixed Income Fund                                        $  116,547     $  144,975
   Growth Fund                                               1,482,380      1,062,909
   Equity Fund                                                 660,654        589,624
   The Procter & Gamble Company Common Stock Fund            2,449,147      2,054,702
                                                            ----------     ----------

      Total commingled trust investments at fair value       4,708,728      3,852,210

NET ASSETS AVAILABLE FOR BENEFITS                           $4,708,728     $3,852,210
                                                            ==========     ==========

See notes to financial statements.



THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
                                                          1998           1997
ADDITIONS:
 Commingled trust investment income:
   Net appreciation in fair value of investments
    (Notes 1 and 3)                                   $  524,464     $  793,048
   Interest and dividends                                190,317        131,319
                                                      ----------     ----------

     Total commingled trust investment income            714,781        924,367
                                                      ----------     ----------

 Contributions:
   Plan participants                                     594,048        529,516
   Plan sponsor                                          140,321        166,556
                                                      ----------     ----------

     Total contributions                                 734,369        696,072
                                                      ----------     ----------

     Total additions                                   1,449,150      1,620,439

DEDUCTIONS - Benefits paid to participants              (592,632)      (335,930)
                                                      ----------     ----------

NET INCREASE                                             856,518      1,284,509

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                     3,852,210      2,567,701
                                                      ----------     ----------
 End of Year                                          $4,708,728     $3,852,210
                                                      ==========     ==========

See notes to financial statements.



THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------
1.   DESCRIPTION OF THE PLAN

     The Procter & Gamble Commercial Company Employees' Savings Plan (the "Plan") is a voluntary defined contribution plan available for all regular, full-time employees of The Procter & Gamble Commercial Company who are residents of Puerto Rico, have completed one year of service, and whose conditions of employment are not subject to a collective bargaining agreement, unless such agreement provides to the contrary. The Plan was established effective November 1, 1993 and is sponsored by The Procter & Gamble Commercial Company (the "Company"). Employees may contribute, through payroll deductions, from 1% to 10% of their compensation. The Company makes matching contributions to the Plan for each pay period equal to 40% of the first 5% of compensation the participant elects to contribute to the Plan. Forfeitures of non-vested Company contributions are used to reduce future Company contributions to the Plan. Participants are always 100% vested in their personal contributions and any earnings thereon. Participants become 100% vested in the Company matching contributions on their behalf upon the occurrence of any of the following events: completion of five years of service with the Company; attaining age 65; total disability while employed by the Company or death while employed by the Company. Upon participants' termination or retirement, their vested account balance will be paid in a single lump sum in cash or in Procter & Gamble common stock. If participants terminate employment before retirement and the account balance in their Company matching contributions account exceeds $3,500, it will not be distributed to the participants until their 65th birthday, unless participants and their spouse (if applicable) consent in writing to an earlier distribution. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

     Under the provisions of the Plan, participating employees may elect to invest their contributions in one or more of the following commingled trust investment funds that are administered by Oriental Bank & Trust (the "Trustee"):

     FIXED INCOME FUND - Invests in fixed income obligations including short-term securities issued or guaranteed by the United States government. This fund intends to obtain high interest rates through low risk short-term investments while preserving the principal. This option consists of shares of the Fidelity Government Investment fund.

     GROWTH FUND - Invests in diversified growth stocks of large United States and multinational companies whose earnings have been increasing consistently over the years. This fund seeks a long-term capital growth. This option consists of shares of the Fidelity Growth Opportunity fund.

     EQUITY FUND - Invests in common stocks of large United States and multinational companies. This fund seeks long-term capital growth by participating in the growth of the economy. This option consists of shares of the Fidelity Balance Class fund.

     THE PROCTER & GAMBLE COMPANY COMMON STOCK FUND - Invests solely in common stock of The Procter & Gamble Company.



The activity and balances in the funds are summarized as follows for the years ended December 31, 1998 and 1997:

                                                                                       THE PROCTER &
                                           FIXED                                       GAMBLE COMPANY
                                          INCOME         GROWTH         EQUITY         COMMON STOCK
                                           FUND           FUND           FUND              FUND              TOTAL

Net asset available for
 benefits, December 31, 1996              $  161,909     $  752,872     $  432,208     $1,220,712         $2,567,701
                                          ----------     ----------     ----------     ----------         ----------
Net appreciation (depreciation)
 in fair value of investments                 (2,442)       169,277         75,886        550,327            793,048
Interest and dividends                       (35,310)        27,570         12,631        126,428            131,319
                                          ----------     ----------     ----------     ----------         ----------
   Total commingled trust
    investment income                        (37,752)       196,847         88,517        676,755            924,367

Contributions                                 40,555        188,868        110,447        356,202            696,072
Benefits paid to participants                (20,976)       (72,829)       (44,066)      (198,059)          (335,930)
Net interfund transfers                        1,239         (2,849)         2,518           (908)              -
                                          ----------     ----------     ----------     ----------         ----------

Net assets available for
 benefits, December 31, 1997                 144,975      1,062,909        589,624      2,054,702          3,852,210
                                          ----------     ----------     ----------     ----------         ----------

Net appreciation
 in fair value of investments                 10,964        283,869         87,033        142,598            524,464
Interest and dividends                                                                    190,317            190,317
                                          ----------     ----------     ----------     ----------         ----------
     Total commingled trust
      investment income                       10,964        283,869         87,033        332,915            714,781

Contributions                                 30,963        231,444        106,960        365,002            734,369
Benefits paid to participants                (39,830)      (133,092)       (69,800)      (349,910)          (592,632)
Net interfund transfers                      (30,525)        37,250        (53,163)        46,438               -
                                          ----------     ----------     ----------     ----------         ----------

Net assets available for
 benefits, December 31, 1998              $  116,547     $1,482,380     $  660,654     $2,449,147         $4,708,728
                                          ==========     ==========     ==========     ==========         ==========



2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

     VALUATION OF INVESTMENTS - All investments are stated at fair value.

     PLAN EXPENSES - All expenses incurred in administering the Plan may be paid out of the invested assets unless paid by the Company.

     PAYMENT OF BENEFITS - Benefits are recorded when paid.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   INVESTMENTS

     At December 31, 1998, the Plan owned 1.8%, 5.9% and 4.8% (1.8%, 4.3% and
     4.1% at December 31, 1997) of the total current value of the investments of the Fixed Income Fund, Growth Fund and Equity Fund, respectively.

     Investment income and the net appreciation (depreciation) in the fair value of the investments held by the Trustee's commingled trust are allocated to the participating defined contribution plans based on each plan's proportional interest in the fair value of such investments.

4.   PARTY IN INTEREST INVESTMENTS AND TRANSACTIONS

     The Procter & Gamble Commercial Company is a party-in-interest, as defined by ERISA. There were no prohibited party-in-interest investments or transactions for the years ended December 31, 1998 and 1997.

5.   INCOME TAXES

     The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC"), as amended. The Plan is not qualified under Section 401(a) of the Internal Revenue Code, but it is exempt from United States taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Plan is required to operate in conformity with the PRIRC to maintain its qualification.

     The Plan participants are not taxed on the income and contributions made for their accounts until such time as the participant or the participant's beneficiary receives distributions from the Plan.

6.   BENEFITS PAYABLE

     As of December 31, 1998 and 1997, net assets available for benefits included benefits of $2,613 and $49,956, respectively, due to participants who have withdrawn from participation in the Plan.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                         DECEMBER 31,
                                                  -------------------------
                                                     1998           1997

       Net assets available for benefits
        per the financial statements              $4,708,728     $3,852,210
       Amounts allocated to withdrawing
        participants                                                (49,956)
                                                  ----------     ----------
       Net assets available for benefits
        per Form 5500                             $4,708,728     $3,802,254
                                                  ==========     ==========


     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                         YEAR ENDED
                                                         DECEMBER 31,
                                                  --------------------------
                                                     1998           1997

      Benefits paid to participants per
       the financial statements                   $592,632       $335,930
      Add: Net increase (decrease) in
       benefits payable                            (49,956)        24,472
                                                  --------       --------

      Benefits paid to participants per
       Form 5500                                  $542,676       $360,402
                                                  ========       ========


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits that have been approved for payment prior to December 31 but not yet paid as of that date.

                                  * * * * * *



SCHEDULE I

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 1998
---------------------------------------------------------------------------------

IDENTITY OF ISSUE                            UNITS         COST        FAIR VALUE
Fixed Income Fund                         11,773.13     $   92,339     $  116,547

Growth Fund                               29,595.54        862,065      1,482,380

Equity Fund                               35,436.59        448,970        660,654

The Procter & Gamble Company
  Common Stock Fund                       26,862.50      1,401,778      2,449,147
                                                        ----------     ----------

Total commingled trust investments                      $2,805,152     $4,708,728
                                                        ==========     ==========



SCHEDULE II

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                        CURRENT
                                                                           EXPENSES                     VALUE OF
                                                                           INCURRED                     ASSET ON         NET GAIN
DESCRIPTION OF                     NUMBER OF     PURCHASE     SELLING      WITH            COST OF      TRANSACTION      OR LOSS
ASSET                              TRANSACIIONS   AMOUNT      AMOUNT       TRANSACTION     ASSET        DATE             ON SALE

Equity Fund                        22            $106,960     $124,868     None            $ 85,599     $124,868         $ 39,269

Fixed Income Fund                  20              30,963       68,739     None              58,943       68,739            9,796

Growth Fund                        25             231,444      100,383     None              53,842      100,383           46,541

The Procter & Gamble Company
  Common Stock Fund                50             365,002      270,988     None             108,676      270,988          162,312



Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        The Procter & Gamble Commercial
                                        Company Employees' Savings Plan



DATE  June 24, 1999                     /s/DIANA VEGA
                                        ----------------------------------
                                        Diana Vega
                                        For the Savings Plan Committee,
                                        Administrator of The Procter &
                                        Gamble Commercial Company
                                        Employees' Savings Plan



                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche